Exhibit 99.2
EXECUTION VERSION
VOTING AGREEMENT
     VOTING AGREEMENT, dated as of November 11, 2009 (the “Agreement”), by and among IESI-BFC LTD., a corporation organized under the laws of Ontario, Canada (“Parent”), and each of those shareholders of WASTE SERVICES, INC., a Delaware corporation (the “Company”), listed as a “Shareholder” on the signature pages hereof (each, a “Shareholder” and, collectively, the “Shareholders”).
RECITALS
     WHEREAS, as of the date hereof, each Shareholder is the record and beneficial owner of the number of shares (the “Shares”) of common stock, par value $.01 per share, of the Company (the “Common Stock”) set forth opposite such Shareholder’s name on Schedule I attached hereto (such Shares, together with any other shares of capital stock acquired by such Shareholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants, convertible preferred stock, or any other convertible or exchangeable securities or similar instruments of the Company), being collectively referred to herein as such Shareholder’s “Subject Shares”);
     WHEREAS, contemporaneously with the execution of this Agreement, Parent, IESI-BFC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated as of November 11, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and the Company will be the surviving entity (the “Merger”) and a wholly-owned subsidiary of Parent;
     WHEREAS, Parent and Merger Sub, as a condition to its willingness to enter into the Merger Agreement, have required assurances from the Shareholders regarding such Shareholder’s support for the transactions contemplated by the Merger Agreement and agreement as to the matters set forth in this Agreement, and the Shareholders have agreed to provide such assurances by entering into this Agreement; and
     WHEREAS, the Company has approved the entry by Parent, Merger Sub and the Shareholders into this Agreement for purposes of Section 203 of the Delaware Law.
     NOW, THEREFORE, in consideration of the foregoing and the respective representatives, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:
     Section 1. Defined Terms. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.
     Section 2. Voting of Shares.

     (a) Voting. For so long as this Agreement is in effect, each Shareholder hereby agrees to vote (or cause to be voted) all of such Shareholder’s Subject Shares, at every annual, special or other meeting of the shareholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise:
     (i) in favor of the Merger and the Merger Agreement and adoption of the Plan of Merger in the form that is in economic and all other material respects as attached hereto as Exhibit A (the “Plan of Merger”), and the approval of the other transactions contemplated thereby, and any actions required in furtherance thereof; and
     (ii) against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries (other than the Merger), (B) a sale or transfer of a material amount of assets or capital stock of the Company or any of its subsidiaries or (C) any action that is intended, or would reasonably be expected, to prevent or materially delay or otherwise interfere with the Merger and the other transactions contemplated by the Merger Agreement.
     (b) Grant of Irrevocable Proxy to Parent. Each Shareholder hereby irrevocably grants to, and appoints, Parent and any individual who shall hereafter be designated by Parent, and each of them, such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote, or cause to be voted, such Shareholder’s Subject Shares, or grant a consent or approval in respect of such Shareholder’s Subject Shares, at every annual, special or other meeting of the shareholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, with respect to the matters and in the manner specified in Section 2(a) hereof; provided that the foregoing proxy shall terminate immediately upon termination of this Agreement in accordance with its terms. Each Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholders’ execution and delivery of this Agreement. Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 2(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Subject to this Section 2(b), this grant of proxy is coupled with an interest and may under no circumstances be revoked. Each Shareholder hereby ratifies and confirms all actions that any proxy appointed or designated pursuant to this Section 2(b) may lawfully do or cause to be done in accordance herewith. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law provided that the such proxy shall terminate immediately upon termination of this Agreement in accordance with its terms. Upon the execution hereof, all prior proxies given by each Shareholder with respect to the Shares are hereby revoked and, for so long as this Agreement is in effect, no subsequent proxies will be given. If for any reason the proxy granted herein is not irrevocable, each Shareholder agrees to vote such Shareholder’s Subject Share in accordance with Section 2(a) hereof.
     Section 3. Waiver of Appraisal and Dissenters’ Rights and Actions. Each Shareholder hereby (i) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that such Shareholder may have and (ii) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any claim (x) challenging the validity of, seeking to enjoin the operation of, any provision of this Agreement or (y) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with the Merger Agreement or the transactions contemplated thereby.
     Section 4. Fiduciary Responsibilities. No Shareholder executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes (or shall be deemed to have made) any agreement or understanding herein in his or her capacity as such director or officer. Without limiting the generality of the foregoing, each Shareholder signs solely in his, her or its capacity as the record and/or beneficial owner, as applicable, of such Shareholder’s Subject Shares and nothing herein shall limit or affect any actions taken by such Shareholder (or a designee of such Shareholder) in his or her capacity as an officer or director of the Company in exercising his or her or the Company’s or the Company Board’s rights in connection with the Merger Agreement or otherwise and such actions shall not be deemed to be a breach of this Agreement.
     Section 5. Representations and Warranties of Shareholder. Each Shareholder, severally and not jointly, represents and warrants to Parent as follows:
     (a) Binding Agreement. Such Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Such Shareholder has duly and validly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).
     (b) No Conflict. Neither the execution and delivery of this Agreement by such Shareholder, nor the performance by such Shareholder of its obligations hereunder will, (i) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws or as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Shareholder’s ability to perform its obligations hereunder) with, or notification to, any governmental entity, (ii) if such Shareholder is an entity, result in a violation of, or default under, or conflict with any provision of its certificate of incorporation, bylaws, partnership agreement, limited liability company agreement or similar organizational documents, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to such Shareholder or such Shareholder’s Subject Shares, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to any of such Shareholder’s Subject Shares, except, in the case of clause (iii), as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Shareholder’s ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a governmental entity, except, in the case of clause (iv), as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Shareholder’s ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to such Shareholder or such Shareholder’s Subject Shares. If such Shareholder is a married individual and such Shareholder’s Subject Shares constitute community property or otherwise need spousal approval in order for this Agreement to be a legal, valid and binding obligation of such Shareholder, this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of, such Shareholder’s spouse, enforceable against such spouse in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).
     (c) Ownership of Shares. Such Shareholder is the record and beneficial owner of, and has good and valid title to, the Shares set forth opposite such Shareholder’s name on Schedule I attached hereto free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Shares). There are no outstanding options or other rights to acquire from such Shareholder, or obligations of such Shareholder to sell or to dispose of, any of such Shareholder’s Shares, and none of such Shareholder’s Shares are subject to vesting. Such Shareholder holds exclusive power to vote the Shares set forth opposite such Shareholder’s name on Schedule I attached hereto. As of the date of this Agreement, the Shares set forth opposite such Shareholder’s name on such Schedule I attached hereto represent all of the shares of capital stock of the Company owned (beneficially or of record) by such Shareholder, except shares of Company Common Stock which may be acquired by such Shareholder upon exercise of options, if any, held by such Shareholder as set forth in such Schedule.
     (d) Broker Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission based upon arrangements made by or on behalf of such Shareholder in connection with its entering into this Agreement that would be payable by the Company or the Parent.
     Section 6. Representations and Warranties of Parent. Parent represents and warrants to the Shareholders as follows:
     (a) Binding Agreement. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Ontario, Canada and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby. Parent has duly and validly executed this Agreement and this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).
     (b) No Conflict. Neither the execution and delivery by Parent of this Agreement, nor the performance by Parent of its obligations hereunder will, (i) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws or as would not reasonably be expected to prevent, materially delay or otherwise materially impair Parent’s ability to perform its obligations hereunder) with, or notification to, any governmental entity, (ii) result in a violation of, or default under, or conflict with any provision of its charter and bylaws, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to Parent, except, in the case of clause (iii), as would not reasonably be expected to prevent, materially delay or otherwise materially impair Parent’s ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a governmental entity, except, in the case of clause (iv), as would not prevent, materially delay or otherwise materially impair such Parent’s ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to Parent.
     Section 7. Transfer and Other Restrictions. For so long as this Agreement is in effect:
     (a) Certain Prohibited Transfers and Purchases. Prior to the Effective Date, each Shareholder agrees not to:
     (i) sell, transfer, exchange, pledge, encumber, assign or otherwise dispose (collectively, the “Transfer”) of, or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, such Shareholder’s Subject Shares or any interest contained therein (other than, if the transactions contemplated by the Merger Agreement are consummated, by operation of law in the Merger);
     (ii) grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to such Shareholder’s Subject Shares, other than this Agreement;
     (iii) enter into, or deposit such Shareholder’s Subject Shares into, a voting trust or take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by any of such Shareholder’s Subject Shares;
     (iv) purchase, acquire or accept any shares of capital stock or other equity securities of the Company or other securities exercisable for or convertible into shares of capital stock or equity securities of the Company; or
     (v) commit or agree to take any of the foregoing actions.
     (b) Consideration. Each Shareholder hereby acknowledges and agrees that the only consideration payable in respect of such Shareholder’s Subject Shares shall be as set forth in the Plan of Merger.

     (c) Efforts. For so long as this Agreement is in effect, each Shareholder agrees not to take any action which would make any representation or warranty of such Shareholder herein untrue or incorrect in any material respect or knowingly take any action that would have the effect of preventing or disabling it from performing its obligations under this Agreement. Subject to Section 4 hereof, for so long as this Agreement is in effect, each Shareholder shall use such Shareholder’s reasonable efforts to take, or cause to be taken, all actions (including executing and delivering such additional documents) and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things, in each case, as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions of this Agreement.
     (d) Additional Shares. In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of or affecting any Shareholder’s Subject Shares or (ii) any Shareholder becomes the beneficial owner of any additional shares of capital stock of the Company or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2(a) hereof, then the terms of this Agreement shall apply to the shares of capital stock or other securities of the Company held by such Shareholder immediately following the effectiveness of the events described in clause (i) or such Shareholder becoming the beneficial owner thereof, as described in clause (ii), as though they were such Shareholder’s Subject Shares hereunder. Each Shareholder hereby agrees, while this Agreement is in effect, to notify Parent of the number of any new shares of capital stock of the Company acquired by such Shareholder, if any, after the date hereof.
     Section 8. No Solicitation. For so long as this Agreement is in effect, no Shareholder shall, nor shall such Shareholder permit any investment banker, attorney or other advisor or representative of such Shareholder to, directly or indirectly through another Person, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided that any action which is permitted by the Merger Agreement to be taken by a Shareholder or one of its partners or other personnel in his or her capacity as a director or officer or which is permitted by Section 4 hereof shall not be prohibited by the foregoing.
     Section 9. No Communications. Unless required by applicable law, each Shareholder shall not, and shall cause its representatives not to, make any press release, public announcement or other public communication that criticizes or disparages this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent. Each Shareholder hereby (i) consents to and authorizes the publication and disclosure by Parent of such Shareholder’s identity and holding of Subject Shares, and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement, in any disclosure document in connection with the Merger or any other transactions contemplated by the Merger Agreement and (ii) agrees as promptly as practicable to notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document.
     Section 10. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that the non-breaching party shall be entitled to specific performance of the terms hereof in addition to any other remedy which may be available at law or in equity. It is accordingly agreed that the non-breaching party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court located in Ontario, Canada, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the exclusive jurisdiction of any court located in Bermuda, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a court located in Bermuda. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
     Section 11. Termination. This Agreement shall terminate and cease to have any force or effect on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the written agreement of the parties hereto to terminate this Agreement, or (iii) at the option of any Shareholder, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement or the Plan of Merger subsequent to the date of this Agreement that results in a decrease in the price to be paid with respect to such Shareholder’s Subject Shares as set forth in the Plan of Merger or that otherwise constitutes a material modification to such Plan of Merger; provided, however, that (x) Sections 12 (Notices), 14 (Entire Agreement), 15 (Amendment), 16 (Successors and Assigns), 17 (Execution in Counterparts; Effectiveness), 18 (Governing Law), 19 (Severability), 20 (Interpretation) and 21 (Shareholder Obligations Several and Not Joint) shall survive any termination of this Agreement and (y) termination of this Agreement shall not relieve any party from liability for any breach of its obligations hereunder committed prior to such termination.
     Section 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight carrier or by telecopier (upon confirmation of receipt) to the parties at the following addresses or at such other as shall be specified by the parties by like notice: (i) if to Parent or the Company, to the appropriate address set forth in Section 7.6 of the Merger Agreement; and (ii) if to a Shareholder, to the appropriate address set forth on Schedule I hereto.
     Section 13. Certain Events. Each Shareholder agrees that this Agreement and the obligations hereunder shall attach to such Shareholder’s Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shareholder’s Subject Shares shall pass, whether by operation of law or otherwise, including such Shareholder’s heirs, guardians, administrators or successors.
     Section 14. Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.
     Section 15. Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Parent, the Shareholders and (with respect to any provisions setting forth rights or obligations of the Company only) the Company; provided that, with respect to the obligations of any individual Shareholder under this Agreement, this Agreement may be amended with the approval of such Shareholder and Parent notwithstanding the failure to obtain the approval of other Shareholders.
     Section 16. Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement will be binding upon, inure to the benefit of and be enforceable by each party and such party’s heirs, beneficiaries, executors, successors, representatives and permitted assigns.
     Section 17. Execution in Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. This Agreement shall become effective when counterparts hereof executed by, or on behalf of, each of the parties hereto shall have been received by Parent.
     Section 18. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF BERMUDA.
     Section 19. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.
     Section 20. Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any applicable law will be deemed to refer to such law as in effect on the date hereof and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,”

“hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.
     Section 21. Shareholder Obligations Several and Not Joint. The obligations of each Shareholder hereunder shall be several and not joint and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.
* * * *

     IN WITNESS WHEREOF, Parent and the Shareholders have caused this Agreement to be signed, individually or by its respective officer thereunto duly authorized, as of the date first written above.

PARENT: IESI-BFC LTD.
By:	/s/ William Chyfetz
	Name:	William Chyfetz
	Title:	Vice President & General Counsel

SHAREHOLDERS: WESTBURY (BERMUDA) LTD. By: WESTBURY TRUST
By:	/s/ James A. Wait
	Name:	James A. Wait
	Title:	Trustee

[Signature page to Voting Agreement]

SCHEDULE I

No. of Shares of Common
Name and Contact Information for Shareholder	Beneficially Owned

WESTBURY (BERMUDA) LTD. Victoria Hall 11 Victoria St. P.O. Box HM 1065 Hamilton, Bermuda HMEX	12,607,365

A-1

EXHIBIT A
AGREEMENT AND PLAN OF MERGER